2003 Annual Report

Fauquier Bankshares, Inc.


540
S

Real People. Real Relationships. Real Community Bank.

TFB The Fauquier Bank

Banking and Wealth Management Services

Fauquier Bankshares, Inc.

PURPOSE STATEMENT

Making your financial life easier.

VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance sales team. We are professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services 24 hours a day, 7 days a week.

Our net earnings consistently average in the 75-80 percentile as compared with our national peer group. This performance is driven by growth in our traditional banking and wealth management activities integrated with the fuller range of financial services, in Fauquier County, western Prince William County, and neighboring markets.

Contents

	Page
Officers, Branches, and Directors	2
Letter To Shareholders	3 - 5
Management's Discussion and Analysis	6 - 18
Board of Directors	19
INDEPENDENT AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS	20
Consolidated balance sheets	21
Consolidated statements of income	22
Consolidated statements of cash flows	23 - 24
Consolidated statements of changes in shareholders' equity	25
Notes to consolidated financial statements	26 - 55
General Information	56

Fauquier Bankshares, Inc.

C. Hunton Tiffany
Chairman & CEO

Randy K. Ferrell
President & COO

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Gary R. Shook
Senior Vice President

H. Frances Stringfellow
Corporate Secretary

Fauquier Bankshares, Inc. Board Of Directors

John B. (Jay) Adams, Jr.
Randy K. Ferrell
Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross, Director Emeritus
C. Hunton Tiffany

The Fauquier Bank

Subsidiary of Fauquier Bankshares

Board Of Directors

John B. (Jay) Adams, Jr., Vice Chairman
Randy K. Ferrell
Alex G. Green, Jr.
Stanley C. Haworth
Douglas C. Larson
C.H. Lawrence, Jr.
D. Harcourt Lees, Jr.
Randolph T. Minter
Brian S. Montgomery
H. P. Neale
Pat. H. Nevill
John J. Norman, Jr.
Henry M. Ross, Director Emeritus
H. Frances Stringfellow
C. Hunton Tiffany, Chairman

Executive Officers

C. Hunton Tiffany
Chairman

Randy K. Ferrell
President &
Chief Executive Officer

Eric P. Graap
Senior Vice President &
Chief Financial Officer

Rosanne T. Gorkowski
Senior Vice President
Human Resources & Admin.

Gary R. Shook
Senior Vice President
Wealth Management Services

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

TFB Wealth Management Services *(A Division of The Fauquier Bank)*

Gary R. Shook
Senior Vice President
Senior Trust Officer

Sally C. Marks
Vice President
Trust Officer

Wendy L. Worley
Asst. Trust Officer

David E. Couk, Jr.
Vice President
Investment Services

Patrick J. Heijmen
Financial Services Consultant

Nathan S. Gilbert
Financial Services Officer

Branch Offices

Mark A. Debes
Senior Vice President

Krista W. Tucker
Vice President
Personal Banker

Ellen H. Winston
Vice President
Personal Banker

Main Office
Warrenton, Va.
Vickie P. Dingus
Hub Manager

Sudley Road Office
Manassas, Va.
Rebecca L. Phillips
Branch Mgr.

New Baltimore Office
New Baltimore, Va.
Carol S. Christy
Branch Mgr.

Bealton Office
Bealton, Va.
Alice L. Brown
Branch Mgr.

The Plains Office
The Plains, Va.
Barbara S. Parr
Branch Mgr.

View Tree Office
Warrenton, Va.
Denise M. Roach
Branch Mgr.

Old Town Manassas Office
Manassas, Va.
Carol A. Morgan
HUB Manager

Catlett Office
Catlett, Va.
Peggy S. White
Branch Mgr.

Telephone Banking Center
Andrea N. Robertson
Branch Mgr.

TFB Lending Division

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Gloria J. Bowman
Vice President
Mortgage Lender

Jeffrey S. Milnes
Vice President
Commercial Lender

Robert W. Sylcox
Vice President
Commercial Lender

Mary Ann Andrews
Asst. Vice President
Mortgage Originator

Thadd C. Kezar
Asst. Vice President
Consumer Lender

Carol D. Will
Asst. Vice President
Consumer Lender



Left: Hunton Tiffany, Chairman & CEO, Fauquier Bankshares.
Right: Randy K. Ferrell, President & COO, Fauquier Bankshares; President & CEO, The Fauquier Bank

LETTER TO SHAREHOLDERS

Dear Shareholder:

February 2003 marked our 102nd year as a locally owned, independent community Bank. This fact has rising significance given we are now the only locally owned, independent community Bank serving our marketplace.

We are pleased to present our annual report on your investment in Fauquier Bankshares, Inc. (NASDAQ SmallCap: FBSS). We continue to provide the return you expect as an owner; and, our customers continue to enjoy the advantages of being served by your locally owned community bank.

FINANCIAL HIGHLIGHTS

- Net Income was $4.3 million in 2003, an increase of 10.3% from $3.9 million in 2002. On a per share basis, earnings increased on a fully diluted per share basis over 8.8%, to $1.24 per share in 2003 compared with $1.14 per share a year earlier. Return on average equity and return on average assets were 15.84% and 1.24%, respectively, compared with 15.74% and 1.29% in 2002.

- Bank deposit and loan growth continued in 2003. Total deposits rose by $47.5 million or nearly 17.3% from 2002 to 2003. Total loans, net of allowance for loan losses, grew $81.6 million, or 38.2% over the same time period.

- Credit quality remained strong, evidenced by a 0.04% net charge-off to average loan ratio. At December 31, 2003, non-performing assets represented only 0.33% of total loans, down from 0.39% a year earlier.

- Assets managed by TFB Wealth Management Services, a division of The Fauquier Bank, grew nearly 28%, to $219 million in 2003.

- The Company's capital strength continued to be deemed "well-capitalized" by the regulators. Fauquier Bankshares, Inc.'s leverage, tier 1 risk-based, and total capital risk-based ratios were 8.58%, 11.51% and 12.76%, respectively, at December 31, 2003.

- Your cash dividend for 2003 was $0.48 per share, an increase of over 17% from 2002.

STRATEGIC ALIGNMENT AND DIRECTION

In June 2003, Randy K. Ferrell was named chief executive officer of The Fauquier Bank. In May 2004, Fauquier Bankshares, Inc. plans to name Mr. Ferrell its new chief executive officer. Current CEO C. Hunton Tiffany steps down on June 1st. He will continue to act as chairman of the bank and the holding company, steering strategic direction and business development.

Sustained growth in all product and service lines has facilitated plans for future Bank expansion. During the second quarter of 2004, our ninth full service branch will open in Bealeton. Our expansion plans call for an additional branch location in the northern Fauquier/western Prince William area in 2005. The new locations are a response to consumer demand for a locally-owned community bank presence. We look forward to serving these attractive growing neighborhoods, supporting our commitment to developing local markets and becoming the bank of choice.

TFB Wealth Management Services accomplished notable growth in 2003. The economic uncertainties that pervade the marketplace continued to draw clients to our locally based financial consultants. In 2003, we continued the strategy of integrating the fuller array of financial services into our traditional mix by licensing ten additional retail bankers to sell financial products.. This group works directly with our clients augmenting the efforts of our Financial Services and Trust Officers within Wealth Management Services. In the last quarter of 2003, we began a brand recognition marketing program through the print media in our local marketplace. The 2004 phase of the campaign is targeted toward our affluent customer base.

Process management is another key to our success. The financial services industry is discovering new methods of autonomy for institutions and consumers alike. A significant threshold was crossed on October 28, 2003 when the Check 21 Act was passed; facilitating the electronic exchange of check images. Advantages include faster check processing and added security. The Fauquier Bank is well-positioned to maximize your return on the new technological opportunities presented by this legislation.

Our outlook for the future remains positive and focused. We will maintain our vision – that of a high performance, independent, customer focused community resource. We will capitalize on opportunities and build on our progress.

On behalf of your Board of Directors, management and associates, we are grateful for your continued loyalty and support. We remain committed to providing the best possible return on your investment and *Making Your Financial Life Easier* as Fauquier Bankshares, Inc. looks toward another prosperous year.

Sincerely,

C.Hunton Tiffany

Randy K. Ferrell


Earnings per Share
Dollars
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1998
1999
2000
2001
2002
2003


Dividends per Share
Dollars
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1998
1999
2000
2001
2002
2003


Return on Equity
Percent
20
15
10
5
0
1998
1999
2000
2001
2002
2003


Return on Assets
Percent
2.00
1.50
1.00
0.50
0.00
1998
1999
2000
2001
2002
2003


Assets
Millions of Dollars
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003


Wealth Management Services
$171
$219
$694
$936
2002 2003
Assets (Millions)
2002 2003
Revenue (Thousands)

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and accompanying notes included elsewhere in this report. The historical results are not necessarily indicative of results to be expected for any future period.

SELECTED FINANCIAL DATA

	At and for the Year Ended December 31,				
(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999
EARNINGS STATEMENT DATA:					
Interest income	$ 19,136	$ 19,496	$ 19,785	$ 18,002	$ 17,129
Interest expense	4,001	5,082	7,221	6,084	6,043
Net interest income	15,135	14,414	12,564	11,918	11,086
Provision for loan losses	784	346	350	457	695
Net interest income after provision for loan losses	14,351	14,068	12,214	11,461	10,391
Noninterest income	4,780	3,866	3,836	2,842	2,433
Securities gains (losses)	248	34	-	(111)	-
Noninterest expense	13,222	12,296	10,938	9,665	9,023
Income before income taxes	6,157	5,672	5,112	4,527	3,801
income taxes	1,821	1,742	1,597	1,430	1,162
Net income	$ 4,336	$ 3,930	$ 3,515	$ 3,097	$ 2,639
PER SHARE DATA: (1)					
Net income per share, basic	1.31	1.18	1.03	0.88	0.73
Net income per share, diluted	1.24	1.14	1.01	0.88	0.73
Cash dividends	0.48	0.41	0.36	0.32	0.28
Average basic shares outstanding	3,308,124	3,312,084	3,406,866	3,510,364	3,604,330
Average diluted shares outstanding	3,480,588	3,460,128	3,473,696	3,533,546	3,636,264
Book value at period end	8.59	8.00	7.21	6.55	5.98
BALANCE SHEET DATA:					
Total Assets	$ 378,460	$ 321,499	$ 285,202	$ 249,855	$ 233,208
Loans, net	295,312	213,698	207,453	197,879	181,503
Investment securities	52,386	71,737	36,908	16,956	18,779
Deposits	321,129	273,668	243,747	212,103	187,273
Shareholders' equity	28,463	26,431	24,157	22,419	21,204
PERFORMANCE RATIOS:					
Net interest margin(2)	4.80%	5.24%	5.02%	5.56%	5.35%
Return on average assets	1.24%	1.29%	1.28%	1.32%	1.14%
Return on average equity	15.84%	15.74%	14.73%	14.13%	12.50%
Dividend payout	35.08%	34.51%	34.76%	36.09%	34.34%
Efficiency ratio(3)	65.17%	66.44%	65.78%	64.69%	63.51%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end loans, net	1.20%	1.34%	1.36%	1.27%	1.24%
Nonperforming loans to allowance for loan losses	27.06%	29.20%	31.96%	4.74%	5.49%
Non-performing assets to period end loans and other real estate owned	0.33%	0.39%	0.43%	0.06%	0.07%
Net charge-offs to average loans	0.04%	0.14%	0.02%	0.10%	0.15%
CAPITAL AND LIQUIDITY RATIOS:					
Leverage	8.58%	9.35%	8.30%	9.13%	8.80%
Risk Based Capital Ratios:					
Tier 1 capital	11.51%	14.26%	12.00%	11.96%	12.20%
Total capital	12.76%	15.52%	13.25%	13.21%	13.40%

(1) Amounts have been restated to reflect a two-for-one stock split during 2002.

(2) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Corporation's net yield on its earning assets.

(3) Efficiency ratio is computed by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is qualified in its entirety by the more detailed information and the financial statements and accompanying notes appearing elsewhere in this Annual Report. In addition to the historical information contained herein, this report contains forward-looking statements. Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of Fauquier Bankshares ("Bankshares"), and are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory climate, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of The Fauquier Bank's ("TFB's") loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements in this report, and you should not place undue reliance on such statements, which reflect our position as of the date of this report.

CRITICAL ACCOUNTING POLICIES

GENERAL. Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in our estimates. In addition, GAAP itself may change from one previously acceptable accounting method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the specific allowance, the formula allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record, the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Additionally, the migration of historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including one-to-four family mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. Also, the formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical and peer group delinquency and credit loss experience, together with analyses that reflect current trends and conditions. We also consider trends and changes in the volume and term of loans, changes in the credit process and/or lending policies and procedures, and an evaluation of overall credit quality. The formula allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. In addition, an unallocated reserve is maintained to recognize the imprecision in estimating and measuring inherent losses on individual loans or pools of loans.

INTRODUCTION

TFB's general market area principally includes Fauquier County, western Prince William County, and neighboring communities and is located approximately fifty (50) miles southwest of Washington, D.C.

TFB provides a range of consumer and commercial banking services to individuals, businesses and industries. The deposits of TFB are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Fund. The basic services offered by TFB include: demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, traveler's checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, internet banking, and banking by mail. In addition, TFB makes secured and unsecured commercial and real estate loans, issues stand-by letters of credit and grants available credit for installment, unsecured and secured personal loans, residential mortgages and home equity loans, as well as automobile and other types of consumer financing. TFB provides automated teller machine ("ATM") cards, as a part of the Star and Plus ATM networks, thereby permitting customers to utilize the convenience of larger ATM networks.

TFB operates a Wealth Management Services division ("WMS") that began with the granting of trust powers to TFB in 1919. The WMS division provides personalized services that include investment management, trust, estate settlement, retirement, insurance, and brokerage services. TFB through its subsidiary Fauquier Bank Services, Inc. has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company, and Bankers Investments Group, LLC, a full service broker/dealer. Bankers Insurance consists of a consortium of 56 Virginia community bank owners and Bankers Investments Group is owned by 28 Virginia community banks.

The revenues of TFB are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for TFB's lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the Federal Home Loan Bank ("FHLB") of Atlanta. The principal expenses of TFB are the interest paid on deposits and operating and general administrative expenses.

As is the case with banking institutions generally, TFB's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve"). As a Virginia-chartered bank and a member of the Federal Reserve, TFB is supervised and examined by the Federal Reserve and the Virginia State Corporation Commission . Interest rates on competing investments and general market rates of interest influence deposit flows and costs of funds. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. TFB faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

EXECUTIVE OVERVIEW

This discussion is intended to focus on certain financial information regarding Bankshares and TFB and may not contain all the information that is important to the reader. The purpose of this discussion is to provide the reader with a more thorough understanding of our financial statements. As such, this discussion should be read carefully in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this report.

Through merger and consolidation, TFB has become the primary independent community bank in its immediate market area. It continually seeks to be the primary financial service provider for its market area by providing the right mix of high quality customer service, efficient technological support, value-added products, and a strong commitment to the community.

Net income of $4.3 million in 2003 was a 10% increase from 2002 net income of $3.9 million. Bankshares and TFB experienced growth across all of its primary operating businesses, with growth in commercial and retail lending, deposit accounts and core deposits, and assets under WMS management. During 2003, TFB modified its loan pricing strategies and expanded its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. The result of this was a 38% increase in net loan outstandings in 2003. Deposits increased 17% from year-end 2002 to year-end 2003, with TFB gaining in-market customers who grew dissatisfied with the service and pricing resulting from the consolidation of other local community banks into larger, out-of-market financial institutions. Assets under management grew by $48 million to $219 million, or 28%, from 2002, with revenue increasing from $694,000 to $936,000, or 34.7%, as management focused more people, marketing, and other resources toward its WMS business.

Net interest income is the largest component of net income, and equals the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from non-performing assets, the amount of prepaying loans, the mix and amount of various deposit types, and many other factors, as well as the overall volume of interest-earning assets. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds. Based on management's current projections, net interest income may increase in 2004 and beyond as average interest-earning assets increase, but this may be offset in part or in whole by a possible contraction in TFB's net interest margin resulting from competitive market conditions. Additionally, TFB's balance sheet is positioned for a stable or rising interest rate environment. This means that net interest is projected to increase if market interest rates rise, and to decrease if market interest rates fall. The specific nature of TFB's variability in net interest income due to changes in interest rates, also known as interest rate risk, is to a large degree the result of TFB's deposit base structure. During 2003, demand deposits, NOW, and savings deposits averaged 21%, 18%, and 14% of total average deposits, respectively, while the more interest-rate sensitive time certificates of deposit averaged 27% of total average deposits.

TFB continues to have strong credit quality as evidenced by non-performing loans totaling $967,000 or 0.33% of total loans at December 31, 2003, as compared with $850,000, or 0.39% of total loans at December 31, 2002. The provision for loan losses was $784,000 for 2003 compared with $346,000 for 2002. The 126.6% increase in the provision for loan losses from 2002 to 2003 was largely in response to the growth in new loan originations during 2003, and, to a lesser extent, the continued uncertainty existing in the economic and geopolitical environment.

Management continues the expansion of its branch network into southern Fauquier County with a new branch scheduled to open in Bealeton, Virginia during the first half of 2004. Additionally, TFB looks to add to its branch network in western Prince William County. TFB is looking toward these new retail markets for growth in deposits and WMS income. Management also seeks to increase the level of its fee income from deposits and WMS through the increase of its market share within its marketplace.

The following table presents a quarterly summary of earnings for the last two years. In 2003, earnings exhibited an increasing profitability from recurring sources when compared with the same quarter from the prior year, primarily the result of the steady and continuous growth in net interest income and fees on deposits.

EARNINGS
(In Thousands)

	Three Months Ended 2003				Three Months Ended 2002			
	Dec. 31	**Sep. 30**	**June 30**	**Mar. 31**	**Dec. 31**	**Sep. 30**	**June 30**	**Mar. 31**
Interest income	$ 5,160	$ 4,766	$ 4,619	$ 4,591	$ 4,951	$ 4,888	$ 4,954	$ 4,703
Interest expense	994	956	1,030	1,021	1,128	1,264	1,358	1,332
Net interest income	4,166	3,810	3,589	3,570	3,823	3,624	3,596	3,371
Provision for loan losses	314	240	155	75	93	65	94	94
Net interest income after provision for loan losses	3,852	3,570	3,434	3,495	3,730	3,559	3,502	3,277
Other income	1,227	1,492	1,215	1,134	1,096	999	877	928
Other expense	3,546	3,334	3,300	3,082	3,385	3,054	2,963	2,895
Income before income taxes	1,533	1,728	1,349	1,547	1,441	1,504	1,416	1,310
Income tax expense	440	522	403	456	426	473	444	398
Net Income	$ 1,093	$ 1,206	$ 946	$ 1,091	$ 1,015	$ 1,031	$ 972	$ 912
Net income per share, basic	$ 0.33	$ 0.36	$ 0.28	$ 0.33	$ 0.31	$ 0.31	$ 0.29	$ 0.27
Net income per share, diluted	$ 0.31	$ 0.34	$ 0.27	$ 0.32	$ 0.29	$ 0.30	$ 0.28	$ 0.27

RESULTS OF OPERATIONS

2003 compared to 2002

Net income of $4.3 million in 2003 was a 10.3% increase from 2002 net income of $3.9 million. Earnings per share on a fully diluted basis were $1.24 in 2003 compared to $1.14 in 2002. Profitability as measured by return on average equity increased from 15.7% in 2002 to 15.8% in 2003. Profitability as measured by return on average assets decreased from 1.29% in 2002 to 1.24% in 2003.

2002 compared to 2001

Net income of $3.9 million in 2002 was a 11.8% increase from 2001 net income of $3.5 million. Earnings per share on a fully diluted basis were $1.14 in 2002 compared to $1.01 in 2001. Profitability as measured by return on average equity increased from 14.7% in 2001 to 15.7% in 2002. Profitability as measured by return on average assets increased from 1.28% in 2001 to 1.29% in 2002.

On January 29, 2001, TFB recovered $358,000, net of taxes, or $0.10 per diluted share, from its insurance carrier for losses associated with a misappropriation of cash. Certain expenses associated with that misappropriation of cash reduced 2000 and 1999 earnings by $86,000 and $288,000, net of tax, respectively.

On December 6, 2001, earnings were reduced by $378,000 net of tax benefit, or $0.11 per diluted share, due to an extraordinary expense associated with the early payoff of the FHLB of Atlanta advances. The restructuring of TFB's balance sheet through the early payoff of the FHLB of Atlanta borrowings resulted from the greater-than-anticipated success of TFB's retail deposit retention campaign. Deposits grew by $31.6 million, or 14.9%, from December 31, 2000 to December 31, 2001. The benefit of this restructuring strategy, in addition to increasing TFB's flexibility in its asset/liability management process, included the reduction of interest expense during 2002 and beyond. The realized and anticipated reduction in interest expense is projected to more than offset the one-time extraordinary expense of the early payoff.

NET INTEREST INCOME AND EXPENSE

2003 compared to 2002

Net interest income for 2003 increased $721,000 or 5.0% to $15.1 million for the year ended December 31, 2003 from $14.4 million for the year ended December 31, 2002. This increase resulted from an increase in total average earning assets from $279.5 million in 2002 to $320.8 million in 2003, partially offset by a 44 basis point decrease in the net interest margin. The percentage of average earning assets to total assets decreased in 2003 to 91.6% from 92.0% in 2002. TFB's net interest margin decreased from 5.24% in 2002 to 4.80% in 2003.

Total interest income decreased $360,000 or 1.8% to $19.1 million in 2003 from $19.5 million in 2002. This decrease was due to the decrease in yield on interest-earning assets resulting from the declining market interest rates. Average loan balances increased from $215.7 million in 2002 to $253.4 million in 2003. The average yield on loans decreased to 6.86% in 2003 compared with 8.05% in 2002. Together, there was a $30,000 decrease in interest and fee income from loans for the year 2003 compared with year 2002. Average investment security balances increased $11.5 million from $51.1 million in 2002 to $62.7 million in 2003, primarily due to the excess liquidity generated from retail deposit growth in 2002 and 2003. The tax-equivalent average yield on investments declined from 4.21% in 2002 to 3.12% in 2003. Together, there was a decrease in interest and dividend income on security investments of $180,000 or 8.6%, from $2.1 million in 2002 to $1.9 million in 2003. Average federal funds sold balances decreased $8.0 million from $12.5 million in 2002 to $4.5 million in 2003. The average yield on federal funds sold declined from 1.58% in 2002 to 1.08% in 2003. Together, there was a $148,000 decrease in federal funds sold income from 2002 to 2003.

Total interest expense decreased $1.1 million or 21.3% from 2002 to 2003 primarily due to the decrease in cost on interest-bearing deposits also resulting from the declining market interest rates. Average deposit balances grew $38.7 million, primarily in demand deposits, time certificates of deposit, and money market accounts. The average rate on interest-bearing liabilities decreased from 2.25% in 2002 to 1.56% in 2003. The average rate on certificates of deposit decreased from 3.81% in 2002 to 2.66% in 2003. Interest expense on FHLB of Atlanta advances increased $15,000 from 2002 to 2003 due to the $1.1 million increase in average FHLB advances.

2002 compared to 2001

Total interest income decreased $289,000 or 1.5% to $19.5 million in 2002 from $19.8 million in 2001. This decrease was primarily due to the decrease in yield on interest-earning assets resulting from the declining market interest rates. Average loan balances increased from $208.8 million in 2001 to $215.7 million in 2002. The average yield on loans decreased to 8.05% in 2002 compared with 8.51% in 2001. Together, there was a $394,000 decrease in interest and fee income from loans for the year 2002 compared with year 2001 on a tax equivalent basis. Average investment security balances increased $24.3 million from $26.9 million in 2001 to $51.1 million in 2002, primarily due to the excess liquidity generated from retail deposit growth. The tax-equivalent average yield on investments declined from 5.84% in 2001 to 4.21% in 2002. Together, there was an increase in tax equivalent interest and dividend income on security investments of $585,000 or 37.3%, from $1.6 million in 2001 to $2.2 million in 2002. Average federal funds sold balances decreased $6.3 million from $18.8 million in 2001 to $12.5 million in 2002. The average yield on federal funds sold declined from 3.59% in 2001 to 1.58% in 2002. Together, there was a $479,000 decrease in federal funds sold income from 2001 to 2002.

Total interest expense decreased $2.1 million or 29.6% from 2001 to 2002 primarily due to the decrease in cost on interest-bearing deposits also resulting from the declining market interest rates. Average deposit balances grew $30.3 million, primarily in demand deposits and money market accounts. The average rate on interest-bearing liabilities decreased from 3.54% in 2001 to 2.25% in 2002. The average rate on certificates of deposit decreased from 5.57% in 2001 to 3.81% in 2002. Interest expense on FHLB of Atlanta advances decreased $252,000 from 2001 to 2002 due to the early repayment of advances in December 2001.

Net interest income increased $1.8 million or 14.7% to $14.4 million for the year ended December 31, 2002 from $12.6 million for the year ended December 31, 2001. This increase resulted from an increase in total average earning assets from $254.6 million in 2001 to $279.5 million in 2002, and a 22 basis point improvement in the net interest margin. The percentage of average earning assets to total assets decreased in 2002 to 92.0% from 93.0% in 2001. TFB's net interest margin increased from 5.02% in 2001 to 5.24% in 2002.

The following table sets forth information relating to Bankshares' average balance sheet and reflects the average yield on assets and average cost of liabilities and the average yields and rates paid for each of the years ended December 31, 2003, and 2002, and 2001.2. The yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

AVERAGE BALANCES, INCOME AND EXPENSES, AND AVERAGE YIELDS AND RATES

(In Thousands)

	12 Months Ending December 31, 2003			12 Months Ending December 31, 2002			12 Months Ending December 31, 2001		
	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expens e	Average Rate
ASSETS:									
Loans									
Taxable	$243,975	$16,722	6.85%	$208,622	$16,863	8.08%	$202,854	$17,330	8.54%
Tax-exempt (1)	8,494	676	7.96%	6,128	509	8.30%	4,969	436	8.77%
Nonaccrual	962	0		993	0		980	0	
Total Loans	253,431	17,398	6.87%	215,743	17,372	8.05%	208,804	17,766	8.51%
Securities and interest-bearing deposits									
Taxable	61,154	1,851	3.03%	48,768	1,990	4.08%	23,569	1,334	5.66%
Tax-exempt (1)	1,503	101	6.75%	2,364	164	6.94%	3,288	235	7.13%
Total securities and interest-bearing deposits	62,657	1,952	3.12%	51,132	2,154	4.21%	26,857	1,569	5.84%
Deposits in banks	183	2	1.07%	174	3	1.72%	91	3	3.16%
Federal funds sold	4,502	49	1.08%	12,489	197	1.58%	18,839	676	3.59%
Total earning assets	320,773	19,401	6.05%	279,538	19,726	7.06%	254,590	20,014	7.86%
Less: Reserve for loan losses	(3,146)			(2,957)			(2,778)		
Cash and due from banks	16,092			16,563			11,917		
Bank premises and equipment, net	7,492			6,532			5,621		
Other assets	8,896			4,258			4,355		
Total Assets	$350,106			$303,934			$273,705		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Deposits									
Demand deposits	$63,647			$51,016			$43,628		
Interest-bearing deposits									
NOW accounts	53,296	124	0.23%	46,403	165	0.36%	39,980	262	0.66%
Money market accounts	61,388	634	1.03%	53,348	932	1.75%	36,307	1,050	2.89%
Savings accounts	40,429	196	0.48%	37,833	439	1.16%	32,137	696	2.16%
Time deposits	78,701	2,093	2.66%	70,179	2,671	3.81%	76,469	4,256	5.57%
Total interest-bearing deposits	233,814	3,047	1.30%	207,763	4,207	2.02%	184,893	6,262	3.39%
Federal funds purchased and securities sold under agreements to repurchase	2,862	39	1.35%	-	-		-	-	
Federal Home Loan Bank advances	16,069	721	4.48%	15,000	705	4.70%	18,874	957	5.07%
Capital securities of subsidiary trust	4,000	195	4.87%	3,080	170	5.52%	-	-	
Total interest-bearing liabilities	256,744	4,001	1.56%	225,843	5,082	2.25%	203,767	7,220	3.54%
Other liabilities	2,347			2,112			2,445		
Shareholders' equity	27,369			24,964			23,865		
Total Liabilities & Shareholders' Equity	$350,106			$303,934			$273,705		
Net interest spread		$15,400	4.49%		$14,644	4.81%		$12,794	4.32%
Interest expense as a percent of average earning assets			1.25%			1.82%			2.84%
Net interest margin (2)			4.80%			5.24%			5.03%

(1) Income and rates on tax exempt assets are computed on a tax equivalent basis using a federal tax rate of 34%.
(2) Net interest spread divided by total earning assets.

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of Bankshares for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate-volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

RATE / VOLUME VARIANCE
(In Thousands)

	2003 Compared to 2002			2002 Compared to 2001		
	Change	Due to Volume	Due to Rate	Change	Due to Volume	Due to Rate
Loans; taxable	$(141)	$2,858	$(2,999)	$(467)	$493	$(960)
Loans; tax-exempt (1)	168	196	(29)	73	102	(28)
Securities; taxable	(139)	505	(645)	656	1,426	(771)
Securities; tax-exempt (1)	(63)	(60)	(3)	(71)	(66)	(5)
Deposits in banks	(1)	0	(1)	-	3	(3)
Federal funds sold	(149)	(126)	(23)	(479)	(228)	(251)
Total interest income	(325)	3,374	(3,699)	(288)	1,729	(2,017)
INTEREST EXPENSE						
NOW accounts	(41)	25	(66)	(97)	42	(139)
Money market accounts	(298)	141	(438)	(117)	493	(608)
Savings accounts	(243)	30	(273)	(256)	123	(378)
Time deposits	(578)	324	(902)	(1,585)	(350)	(1,235)
Federal funds purchased and securities sold under agreements to repurchase	39	39	-	-	-	-
Federal Home Loan Bank advances	15	50	(35)	(252)	(196)	(56)
Capital securities of subsidiary trust	25	51	(26)	170	170	-
Total interest expense	(1,081)	659	(1,741)	(2,137)	281	(2,416)
Net Interest Income	$757	$2,715	$(1,958)	$1,849	$1,448	$400

(1) Income and rates on tax-exempt assets are computed on a tax equivalent basis using a federal tax rate of 34%.

ASSET QUALITY AND SUMMARY OF LOAN LOSS EXPERIENCE

At December 31, 2003 and 2002, net loans accounted for 78.0% and 66.5%, respectively, of total assets and were the largest category of Bankshares' earning assets. Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses. Interest is computed by methods that result in level rates of return on principal. Loans are charged-off when deemed by management to be uncollectable, after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

Bankshares adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement has been amended by FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." FASB Statement No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. FASB Statement No. 114, as amended also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

A loan is considered impaired when it is probable that TFB will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired if the factors above indicate a need for impairment. A loan on non-accrual status may not be impaired if it is in the process of collection or if the shortfall in payment is insignificant. A delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payments generally is considered "insignificant" and would not indicate an impairment situation, if in management's judgment the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualify as impaired loans under FASB Statement No. 114. As is the case for all loans, charge-offs for impaired loans occur when the loan or portion of the loan is determined to be uncollectible., as is the case for all loans.

Bankshares considers all consumer installment loans and residential mortgage loans to be homogenous loans. These loans are not subject to individual impairment under FASB Statement No. 114.

Loans are placed on non-accrual status when they have been specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loans are well secured and in the process of collection. Any unpaid interest previously accrued on such loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received.

The following table sets forth certain information with respect to TFB's non-accrual, restructured and past due loans, as well as foreclosed assets, for the periods indicated:

NON-PERFORMING ASSETS AND LOANS CONTRACTUALLY PAST DUE
(In Thousands)

	Years ended December 31,				
	2003	2002	2001	2000	1999
Nonaccrual loans	$967	$850	$913	$121	$125
Restructured loans	-	-	-	-	-
Other real estate owned	-	-	-	-	-
Total non-performing assets	$967	$850	$913	$121	$125
Loans past due 90 days accruing interest	$840	$244	$541	$800	$170
Allowance for loan losses to total loans at period end	1.20%	1.34%	1.36%	1.27%	1.24%
Non-performing assets to period end loans and other real estate owned	0.33%	0.39%	0.43%	0.06%	0.07%

Potential Problem Loans: At December 31, 2003, Management is not aware of any significant problem loans not included in table.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and current economic conditions. Management periodically reviews the loan portfolio to determine probable credit losses related to specifically identified loans as well as credit losses inherent in the remainder of the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change.

Additions to the allowance for loan losses, recorded as the provision for loan losses on Bankshares' statements of income, are made monthly to maintain the allowance at an appropriate level based on management's analysis of the inherent risk in the loan portfolio. The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan-loss experience, the amount of loan losses actually charged off or recovered during a given period and current national and local economic conditions.

At December 31, 2003, 2002, 2001, 2000, and 1999 the allowance for loan losses was $3,575,000, $2,910,000, $2,857,000, $2,554,000, and $2,284,000, respectively.

NON-INTEREST INCOME

2003 compared to 2002

Total non-interest income increased by $1.1 million from $3.9 million in 2002 to $5.0 million in 2003. Non-interestOther income is derived primarily from non-interest fee income, which consists primarily of fiduciary and other WMS fees, service charges on deposit accounts, and other fee income. This increase stemmed primarily from the net gain on sale of securities, as well as from revenues related to the continued growth of TFB's deposit base and retail banking activities, the increase of estate fees within TFB's WMS, and income generated from the purchase of bank-owned life insurance ("BOLI"). WMS income increased $241,000 or 34.7% from 2002 to 2003. Service charges on deposit accounts increased $342,000, or 16.0% to $2.5 million for 2003, compared with $2.1 million for 2002. The major factor in the increase in service charges on deposit accounts was the impact of TFB's average demand deposit base increasing 24.8% from $51.0 million during 2002 to $63.6 million during 2003. Other service charges, commissions and fees increased 36.4% from $1.0 million in 2002 to $1.3 million primarily due to $212,000 of income from the February 28, 2003 purchase of $5 million of BOLI policies on certain key executives, as well as increased income from VISA check card fees. Gains on securities, available for sale was $248,000 for 2003, the result of selling $10 million of available-for-sale government agency and corporate securities, whose weighted-average remaining maturity was approximately one year, for a gain on sale of $288,000, and reinvesting the proceeds from the sale into available-for-sale government agency securities with a weighted-average remaining maturity of approximately four years. This was partially offset by a loss on the sale of a $5 million investment in a short-term mortgage-backed security bond mutual fund.

Management seeks to increase the level of its future fee income from wealth management services and deposits through the increase of its market share within its marketplace. Wealth management fees are not projected to continue to grow at a 35% annual pace as it did in 2003, but are projected to stabilize during 2004 and show more moderate growth over the longer term. Fees from deposits are projected to grow approximately in concert with the growth in demand deposit balances, and as result, are expected to be somewhat less than 2003's annual growth of 16%. Income from BOLI will be less in 2004 than 2003 due to the effect of the decline in market interest rates over the last two years on the crediting rate on the insurance. Management is not projecting any gains on the sale of securities at this time.

2002 compared to 2001

Total non-interest income increased by $64,000 from $3.8 million in 2001 to $3.9 million in 2002. Excluding the previously discussed non-loan charge-off insurance recovery of $542,000 before taxes during 2001, total non-interest other iincome increased by $607,000, or 18.4%. OtherNon-interest income is derived primarily from non-interest fee income is derived primarily from , which consists primarily of fiduciary andincome other which consists primarily of fiduciary and other WMS fees, service charges on deposit accounts, and other fee income. In 2002, the increase was generated primarily from a $420,000 increase in service charges on deposit accounts. Major factors in the increase in service charges on deposit accounts were the impact of the 12.3% increase in TFB's deposit from year-end 2001 to year-end 2002, as well as management's focus on meeting the needs of its customers with new value-added, fee-based products.

NON-INTEREST EXPENSE

2003 compared to 2002

Total non-interest expense increased $925,000, or 7.5% in 2003 from 2002. The primary component of this was an increase in salaries and employees' benefits of $637,000, or 10.8%, primarily due to the increase in full-time equivalent personnel from approximately 114 at year-end 2001 and 119 at year-end 2002 to 128 at year-end 2003, as well as customary annual salary increases. The growth in personnel primarily reflects the expansion of the lending function. Significant increases in the defined-benefit pension plan expense and the cost of medical insurance benefits also added to increased salary and employees' benefit expense in 2003. Occupancy expenses increased $106,000, or 14.5%, from 2002 to 2003 primarily due to rent and other leasehold expenses associated with the full year effect of the 2002 addition of finance/accounting offices in Alexandria Pike, Warrenton, as well as significant growth in snow removal expense during early 2003. Furniture and equipment increased $127,000 or 12.1%, which correspond with the growth in occupancy expenses.

TFB expects personnel costs, consisting primarily of salary and benefits, to continue to be its largest non-interest other expense. As such, the most important factor with regard to potential changes in other expenses is the expansion of staff. The cost of any additional staff expansion, however, would be expected to be offset by the increased revenue generated by the additional services that the new staff would enable TFB to perform. During 2004, TFB projects to expand its personnel base primarily to staff its new branch in Bealeton, Virginia. Similarly, occupancy, equipment, marketing, and other expenses will increase in response to this new branch opening.

2002 compared to 2001

Total non-interest expenses increased $1.4 million, or 12.4% in 2002 from 2001. The primary component of the increase was an increase in salaries and employees' benefits of $1.0 million, or 21.3%, primarily due to the increase in full-time equivalent personnel from approximately 114 at year-end 2001 and 104 at year-end 2000 to 119 at year-end 2002, as well as customary annual salary increases. Significant increases in the defined-benefit pension plan expense and the cost of medical insurance benefits also added to increased salary and employees' benefit expense in 2002. The growth in personnel primarily reflects the expansion of the Wealth Management Services and Lending divisions, and the full year effect of the August 2001 opening of the Old Town-Manassas branch office. In addition, occupancy expenses increased $140,000, or 23.6%, from 2001 to 2002 primarily due to rent and other leasehold expenses associated with the full year effect of the Old Town-Manassas office, as well as the 2002 addition of administrative offices in Alexandria Pike, Warrenton. Furniture and equipment increased $188,000 or 21.8%, which correspond with the growth in occupancy expenses.

INCOME TAXES

Income tax expense increased by $80,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002. The effective tax rates were 29.6% for 2003 and 30.7% for 2002. The effective tax rate differs from the statutory federal income tax rate of 34% due to TFB's investment in tax-exempt loans and securities, as well as TFB's BOLI purchase.

Income tax expense increased by $145,000 for the year ended December 31, 2002 compared to the year ended December 31, 2001. The effective tax rates were 30.7% for 2002 and 31.2% for 2001. The effective tax rate differs from the statutory federal income tax rate of 34% due to TFB's investment in tax-exempt loans and securities.

FINANCIAL CONDITION

Total assets were $378.5 million at December 31, 2003, an increase of 17.7% or $57.0 million from $321.5 million at December 31, 2002. Balance sheet categories reflecting significant changes included cash and due from banks, investment securities, total loans, bank premises and equipment, other assets, and deposits. Each of these categories is discussed below.

CASH AND DUE FROM BANKS. Cash and due from banks was $11.8 million at December 31, 2003, reflecting a decrease of $8.0 million from December 31, 2002.

INVESTMENT SECURITIES. Total investment securities were $52.4 million at December 31, 2003, reflecting a decrease of $19.4 million from $71.7 million at December 31, 2002. The decrease was the primarily the result of redeploying the proceeds from the prepayment of mortgage-backed securities into loans. At December 31, 2003 and 2002, all investment securities were available for sale. The valuation allowance for the available for sale portfolio had an unrealized gain, net of tax, of $13,000 at December 31, 2003 compared with an unrealized gain, net of tax, of $670,000 at December 31, 2002.

LOANS. Total net loan balance after allowance for loan losses was $295.3 million at December 31, 2003, which represents an increase of $81.6 million or 38.2% from $213.7 million at December 31, 2002. The majority of the increase was in 1-4 family residential real estate loans, which increased $42.5 million from year-end 2002 to year-end 2003, as well as commercial real estate and construction loans, which increased $19.9 million and $10.6 million, respectively, over the same time period. TFB's loans are made primarily to customers located within TFB's primary market area. During 2003, TFB modified its loan pricing strategies and expanded its loan product offerings in an effort to increase lending activity without sacrificing the existing credit quality standards. This was primary reason for the year to year increase in residential and commercial real estate loans outstanding. Management will continue the same pricing strategies during 2004, but does not project to originate the same level of 1-4 family residential real estate loans as in 2003, primarily due to competitive pressures and market interest rates.

BANK PREMISES AND EQUIPMENT, NET. Bank premises and equipment, net of depreciation, increased $1.4 million from $6.5 million at December 31, 2002 to $7.9 million at December 31, 2003. Approximately $1.2 million of the increase was related to the purchase of land for a branch office in Bealeton, Virginia to be opened in 2004.

OTHER ASSETS. Other assets increased $6.8 million from December 31, 2002 to December 31, 2003. On February 28, 2003, TFB purchased $5 million of BOLI policies on certain key executives. BOLI is recorded at its cash surrender value, or the amount that can be realized. At December 31, 2003, the cash surrender value of BOLI was $5,212,000.

DEPOSITS. For the year ended December 31, 2003, total deposits grew $47.5 million or 17.3% when compared with total deposits one year earlier. Non-interest-bearing deposits increased by $13.0 million and interest-bearing deposits increased by $34.5 million. The growth in TFB's deposits during 2003 were the result of many possible factors difficult to segregate and quantify, and equally difficult to use as factors for future projections. One factor was TFB gaining in-market customers who grew dissatisfied with the service and pricing resulting from the consolidation of other local community banks into larger, out-of-market financial institutions. Another factor may have been the outflow of funds from equity and mutual fund investments into bank deposits. A third factor may have been gaining deposits from new loan customers. TFB projects to increase its deposits in 2004 and beyond through the expansion of its branch network, as well as by offering value added demand deposit products, and selective rate premiums on its interest-bearing deposits.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST ("Capital Securities"). On March 26, 2002, Bankshares established a subsidiary trust that issued $4.0 million of capital securities as part of a pooled trust preferred security offering with other financial institutions. Bankshares is using the offering proceeds for the purposes of expansion and the repurchase of additional shares of its common stock. Under applicable regulatory guidelines, the capital securities are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

CONTRACTUAL OBLIGATIONS

The following table sets forth information relating to Bankshares' contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond.

(In Thousands)	Payments due period					
Contractual Obligations:	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years	
Long-term debt obligations	$24,000	$5,000	$10,000	$5,000	$4,000	*
Capital lease obligations	-	-	-	-	-	
Operating lease obligations	709	125	259	221	104	
Purchase obligations	-	-	-	-	-	
Other long-term liabilities obligations reflected on balance sheet	-	-	-	-	-	
Total	$24,709	$5,125	$10,259	$5,221	$4,104	

* Has varying put provisions beginning March 27, 2007 with a mandatory redemption on March 26, 2032.

OFF-BALANCE SHEET ARRANGEMENTS

TFB's off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit, which were $70.2 million and $6.2 million, respectively at December 31, 2003, and $42.1 million and $5.0 million, respectively, at December 31, 2002. See Note 15 "Financial Instruments with Off-Balance-Sheet Risk" to the 2003 Consolidated Financial Statements for further discussion on the specific arrangements and elements of credit and interest rate risk inherent to the arrangements. The impact on liquidity of these arrangements is illustrated in the "Liquidity Sources and Uses" below under the title "Liquidity."

Revenues for standby letters of credit were $55,000 for the year ended December 31, 2003. At December 31, 2003 there were 73 separate standby letters of credit. During 2003, only one liability, totaling $75,000, arose from the standby letters of credit arrangements. This liability was offset by an insurance bond payable to TFB. Past history gives little indication as to future trends regarding revenues and liabilities from the standby letters of credit.

CAPITAL RESOURCES

Shareholders' equity totaled $28.5 million at December 31, 2003 compared with $26.4 million at December 31, 2002. The amount of equity reflects management's desire to increase shareholders' return on equity by managing the growth in equity. During the first quarter of 1998, Bankshares initiated a Dutch auction self-tender offer to repurchase shares directly from shareholders. As a result of this action, Bankshares repurchased 120,476 shares, as adjusted for stock splits, or 3.2% of shares outstanding on December 31, 1998, for $1.2 million. In addition to the Dutch auction, Bankshares initiated an open market buyback program in 1998, through which it repurchased, adjusted for stock splits, an additional 30,000 shares at a cost of $0.3 million in 1998; 136,426 shares at a cost of $1.3 million in 1999; 126,240 shares at a cost of $1.1 million in 2000; 77,916 shares at a cost of $0.9 million in 2001; 77,394 shares at a cost of $1.1 million in 2002; and 21,010 shares at a cost of $354,000 in 2003.

The securities portfolio valuation account decreased in its unrealized gain after tax to $13,000 at December 31, 2003 compared from an unrealized gain of $670,000 at December 31, 2002.

As discussed above under "Government Supervision and Regulation," banking regulations have established minimum capital requirements for financial institutions, including risk-based capital ratios and leveraged ratios. As discussed above under "Financial Condition," the $4.0 million of capital securities issued by Bankshares' subsidiary trust are treated as Tier 1 capital for purposes of the Federal Reserve's capital guidelines for bank holding companies, as long as the capital securities and all other cumulative preferred securities of Bankshares together do not exceed 25% of Tier 1 capital.

LIQUIDITY

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. TFB uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management monitors projected liquidity needs and determines the desirable funding level based in part on TFB's commitments to make loans and management's assessment of TFB's ability to generate funds.

Cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold totaled $12.0 million at December 31, 2003 compared with $24.9 million at December 31, 2002. These assets provide the primary source of liquidity for TFB. In addition, management has designated the entire investment portfolio as available of sale, of which approximately $40.7 million is unpledged and readily salable. Futhermore, TFB has an available line of credit with the FHLB of Atlanta with a borrowing limit of approximately $60.4 million at December 31, 2003 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling approximately $33.1 million. At December 31, 2003, $20.0 million of the FHLB of Atlanta line of credit, and $2.0 million of commercial bank federal funds purchased were in use.

The following table sets forth information relating to Bankshares' sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2003. The liquidity coverage ratio is derived by dividing the total sources of liquidity by the outstanding commitments for use of liquidity.

LIQUIDITY SOURCES AND USES
(In Thousands)

	December 31, 2003			December 31, 2002		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds borrowing lines of credit	$ 33,077	$ 2,000	$ 31,077	$ 33,077	$ -	$ 33,077
Federal Home Loan Bank advances	60,540	20,000	40,540	51,422	15,000	36,422
Federal funds sold			703			4,900
Securities, available for sale and unpledged at fair value			40,655			63,077
Total short-term funding sources			112,975			137,476
Uses:						
Unfunded loan commitments and lending lines of credit			70,158			42,101
Letters of credit			6,192			5,010
Total potential short-term funding uses			$ 76,350			$ 47,111
Ratio of short-term funding sources to potential short-term funding uses			148.0%			291.8%

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of Bankshares or TFB. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. TFB's internal sources of such liquidity are deposits, loan and investment repayments, and securities available for sale. TFB's primary external source of liquidity is advances from the FHLB of Atlanta.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of Bankshares and TFB are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on our performance than inflation does. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

For information regarding recent accounting pronouncements and their effect on Bankshares, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

An important component of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income and economic value of equity from a change in market interest rates. TFB is subject to interest rate sensitivity to the degree that its interest-earning assets mature or reprice at different time intervals than its interest-bearing liabilities. However, TFB is not subject to the other major categories of market risk such as foreign currency exchange rate risk or commodity price risk.

TFB uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods. Management believes that rate risk is best measured by simulation modeling.

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity under varying market rate assumptions.

TFB monitors exposure to instantaneous changes in rates of up to 200 basis points up or down over a rolling 12-month period. TFB's policy limit for the maximum negative impact on net interest income and change in equity from instantaneous changes in interest rates of 200 basis points over 12 months is 15% and 20%, respectively. Management has maintained a risk position well within these guideline levels during 2003.

MARKET RISK

2003 In Thousands	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ -	$ -	$ -	$ -	$ -	0.00%
Securities and interest-bearing deposits	1.97%	1,035	53,563	52,528	49,587	(2,941)	-5.60%
Loans receivable	2.23%	6,530	300,000	293,470	282,091	(11,379)	-3.88%
Total rate sensitive assets	2.19%	7,565	353,563	345,998	331,678	(14,320)	-4.14%
Other assets	0.00%	-	30,621	30,621	30,621	-	0.00%
Total assets	2.01%	$7,565	$384,184	$376,619	$362,299	$(14,320)	-3.80%
Demand deposits	18.61%	$ 11,029	$ 70,294	$ 59,265	$ 50,074	$ (9,191)	-15.51%
Rate-bearing deposits	8.76%	18,597	230,996	212,399	199,222	(13,177)	-6.20%
Borrowed funds	6.42%	1,633	27,069	25,436	25,001	(435)	-1.71%
Other liabilities	0.00%	-	2,869	2,869	2,869	-	0.00%
Total liabilities	10.42%	31,259	331,228	299,969	277,166	(22,803)	-7.60%
Present Value Equity	-30.91%	(23,694)	52,956	76,650	85,133	8,483	11.07%
Total liabilities and equity	2.01%	$ 7,565	$ 384,184	$ 376,619	$ 362,299	$ (14,320)	-3.80%

2002 In Thousands	Percentage Change	Market Value Change	Minus 200 pts	Current Fair Value	Plus 200 pts	Market Value Change	Percentage Change
Federal funds sold	0.00%	$ -	$ 4,900	$ 4,900	$ 4,900	$ -	0.00%
Securities and interest-bearing deposits	5.87%	4,226	76,176	71,950	67,772	(4,178)	-5.81%
Loans receivable	6.91%	14,883	230,279	215,396	206,983	(8,413)	-3.91%
Total rate sensitive assets	6.54%	19,109	311,355	292,246	279,655	(12,591)	-4.31%
Other assets	0.00%	-	30,952	30,952	30,952	-	0.00%
Total assets	5.91%	$ 19,109	$ 342,307	$ 323,198	$ 310,607	$ (12,591)	-3.90%
Demand deposits	5.53%	$ 3,051	$ 58,226	$ 55,175	$ 52,405	$ (2,770)	-5.02%
Rate-bearing deposits	3.74%	7,655	212,502	204,847	197,882	(6,965)	-3.40%
Borrowed funds	14.03%	2,856	23,215	20,359	17,902	(2,457)	-12.07%
Other liabilities	0.00%	-	2,400	2,400	2,400	-	0.00%
Total liabilities	4.80%	13,562	296,343	282,781	270,589	(12,192)	-4.31%



Top row left to right: John J. Norman, Jr., Douglas C. Larson, Henry M. Ross, C. Hunton Tiffany, Randy Ferrell, C. H. Lawrence, Jr., Brian S. Montgomery, Randolph T. Minter
Bottom row left to right: D. Harcourt Lees, Jr., Stanley C. Haworth, H. Frances Stringfellow, Alex G. Green, Jr., Pat H. Nevill, H. P. Neale, John B. Adams, Jr.

YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Directors of
Fauquier Bankshares, Inc. and Subsidiaries
Warrenton, Virginia

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fauquier Bankshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 23, 2004

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2003 and 2002

Assets	**December 31, 2003**	**2002**
Cash and due from banks	$ 11,808,387	$ 19,824,120
Interest-bearing deposits in other banks	142,042	212,960
Federal funds sold	- -	4,900,000
Securities, fair value	52,386,006	71,736,633
Loans, net of allowance for loan losses of $3,575,002 in 2003 and $2,909,607 in 2002	295,311,745	213,697,948
Bank premises and equipment, net	7,875,424	6,468,205
Accrued interest receivable	1,233,004	1,739,638
Other assets	9,703,670	2,919,978
Total assets	$ 378,460,278	$ 321,499,482
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 73,128,879	$ 60,181,808
Interest-bearing	247,999,697	213,486,663
Total deposits	321,128,576	273,668,471
Federal funds purchased	2,000,000	- -
Federal Home Loan Bank advances	20,000,000	15,000,000
Company-obligated mandatorily redeemable capital securities	4,000,000	4,000,000
Dividends payable	430,590	363,447
Other liabilities	2,438,327	2,036,399
Commitments and contingent liabilities	- -	- -
Total liabilities	349,997,493	295,068,317
Shareholders' Equity		
Common stock, par value, $3.13 per share; 8,000,000 shares authorized; issued and outstanding, 2003, 3,312,230 shares; 2002, 3,304,066 shares	10,367,280	10,341,726
Retained earnings	18,082,684	15,419,307
Accumulated other comprehensive income	12,821	670,132
Total shareholders' equity	28,462,785	26,431,165
Total liabilities and shareholders' equity	$ 378,460,278	$ 321,499,482

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For Each of the Three Years in the Period Ended December 31, 2003

	2003	2002	2001
Interest and Dividend Income			
Interest and fees on loans	$ 17,168,004	$ 17,198,498	$ 17,617,424
Interest and dividends on securities available for sale:			
Taxable interest income	1,576,813	1,795,511	1,174,762
Interest income exempt from federal income taxes	66,917	108,218	154,816
Dividends	274,097	194,587	159,089
Interest on federal funds sold	48,533	196,643	675,574
Interest on deposits in other banks	1,950	2,571	2,864
Total interest and dividend income	19,136,314	19,496,028	19,784,529
Interest Expense			
Interest on deposits	3,047,245	4,206,623	6,263,296
Interest on federal funds purchased	38,524	- -	- -
Distribution on capital securities of subsidiary trust	194,897	170,379	- -
Interest on Federal Home Loan Bank advances	720,560	705,160	957,414
Total interest expense	4,001,226	5,082,162	7,220,710
Net interest income	15,135,088	14,413,866	12,563,819
Provision for loan losses	784,000	346,250	350,000
Net interest income after provision for loan losses	14,351,088	14,067,616	12,213,819
Noninterest Income			
Wealth management income	935,534	694,442	704,681
Service charges on deposit accounts	2,473,161	2,131,445	1,711,222
Other service charges, commissions and fees	1,334,490	978,626	824,783
Non-loan charge-off recovery	- -	- -	542,320
Gain on securities available for sale	248,240	33,914	- -
Other operating income	36,608	62,042	53,090
Total noninterest income	5,028,033	3,900,469	3,836,096
Noninterest Expenses			
Salaries and employees' benefits	6,521,456	5,884,134	4,851,413
Net occupancy expense of premises	837,734	731,333	591,730
Furniture and equipment	1,176,014	1,049,280	861,427
FHLB prepayment penalty	- -	- -	572,600
Other operating expenses	4,686,758	4,631,779	4,060,530
Total noninterest expenses	13,221,962	12,296,526	10,937,700
Income before income taxes	6,157,159	5,671,559	5,112,215
Income tax expense	1,821,309	1,741,743	1,596,781
Net income	$ 4,335,850	$ 3,929,816	$ 3,515,434
Earnings per share, basic	$ 1.31	$ 1.18	$ 1.03
Earnings per share, assuming dilution	$ 1.24	$ 1.14	$ 1.01

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For Each of the Three Years in the Period Ended December 31, 2003

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 4,335,850	$ 3,929,816	$ 3,515,434
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,047,748	941,787	747,886
Provision for loan losses	784,000	346,250	350,000
Deferred tax (benefit)	(289,490)	(123,229)	(77,080)
(Gain) on securities available for sale	(248,240)	(33,914)	- -
(Gain) on sale of premises and equipment	(2,645)	(7,006)	(65)
Tax benefit of nonqualified options exercised	(64,307)	(17,114)	- -
Amortization of security premiums, net	780,614	487,583	93,021
Changes in assets and liabilities:			
(Increase) in other assets	(584,646)	(423,816)	(223,769)
Increase (decrease) in other liabilities	401,928	57,189	(62,348)
Net cash provided by operating activities	6,160,812	5,157,546	4,343,079
Cash Flows from Investing Activities			
Proceeds from sale of securities available for sale	15,441,768	1,033,650	- -
Proceeds from maturities, calls and principal payments of securities available for sale	38,898,025	22,614,625	11,960,187
Purchase of securities available for sale	(36,517,466)	(53,193,487)	(31,531,332)
Proceeds from sale of premises and equipment	2,645	7,006	65
Purchase of premises and equipment	(2,454,967)	(1,074,284)	(1,826,406)
Purchase of other investment	- -	(5,066,023)	- -
Purchase of Bank Owned Life Insurance	(5,000,000)	- -	- -
Net (increase) in loans	(82,397,797)	(6,591,460)	(9,923,858)
Net cash (used in) investing activities	(72,027,792)	(42,269,973)	(31,321,344)
Cash Flows from Financing Activities			
Net increase in demand deposits, NOW accounts and saving accounts	38,702,951	28,437,904	36,585,184
Net increase (decrease) in certificates of deposit	8,757,154	1,483,525	(4,941,401)
Proceeds from issuance of capital securities	- -	4,000,000	- -
Federal Home Loan Bank advances	5,000,000	- -	10,000,000
Federal Home Loan Bank principal repayments	- -	- -	(8,000,000)
Purchase of federal funds	2,000,000	- -	- -
Cash dividends paid	(1,520,987)	(1,310,949)	(1,194,739)
Issuance of common stock	295,697	307,520	28,309
Acquisition of common stock	(354,486)	(1,050,524)	(895,941)
Net cash provided by financing activities	52,880,329	31,867,476	31,581,412
Increase (decrease) in cash and cash equivalents	(12,986,651)	(5,244,951)	4,603,147
Cash and Cash Equivalents			
Beginning	24,937,080	30,182,031	25,578,884
Ending	$ 11,950,429	$ 24,937,080	$ 30,182,031

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Continued)

For Each of the Three Years in the Period Ended December 31, 2003

	2003	2002	2001
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 4,026,887	$ 5,220,287	$ 7,371,938
Income taxes	$ 1,944,000	$ 1,709,500	$ 1,872,500
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale, net	$ (995,926)	$ 671,203	$ 473,759
Transfer of securities from held to maturity to available for sale	$ - -	$ - -	$ 3,980,765

See Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity
For Each of the Three Years in the Period Ended December 31, 2003

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2000	$ 5,359,158	$ 17,145,324	$ (85,543)		$ 22,418,939
Comprehensive income:					
Net income	- -	3,515,434	- -	$ 3,515,434	3,515,434
Other comprehensive income net of tax:					
Unrealized holding gains on securities available for sale, net of deferred income taxes of $161,078	- -	- -	312,681	312,681	312,681
Total comprehensive income	- -	- -	- -	$ 3,828,115	- -
Cash dividends	- -	(1,222,023)	- -		(1,222,023)
Acquisition of 38,958 shares of common stock	(121,938)	(774,003)	- -		(895,941)
Issuance of common stock	4,150	15,409	- -		19,559
Exercise of stock options	3,130	5,620	- -		8,750
Balance, December 31, 2001	5,244,500	18,685,761	227,138		24,157,399
Comprehensive income:					
Net income	- -	3,929,816	- -	$ 3,929,816	3,929,816
Other comprehensive income net of tax:					
Unrealized holding gains on securities available for sale, net of deferred income taxes of $239,740	- -	- -	- -	465,377	- -
Less reclassification adjustment, net of income tax expense of $11,531	- -	- -	- -	(22,383)	- -
Other comprehensive income, net of tax:	- -	- -	442,994	442,994	442,994
Total comprehensive income				$ 4,372,810	- -
100% stock dividend	5,185,020	(5,185,020)	- -		- -
Cash dividends	- -	(1,356,040)	- -		(1,356,040)
Acquisition of 54,259 shares of common stock	(169,832)	(880,692)	- -		(1,050,524)
Issuance of common stock	5,547	37,424	- -		42,971
Exercise of stock options	76,491	188,058	- -		264,549
Balance, December 31, 2002	10,341,726	15,419,307	670,132		26,431,165
Comprehensive income:					
Net income	- -	4,335,850	- -	$ 4,335,850	4,335,850
Other comprehensive income net of tax:					
Unrealized holding losses on securities available for sale, net of deferred income taxes of $254,213	- -	- -	- -	(493,473)	- -
Less reclassification adjustment, net of income tax expense of $84,402	- -	- -	- -	(163,838)	- -
Other comprehensive loss, net of tax:	- -	- -	(657,311)	(657,311)	(657,311)
Total comprehensive income				$ 3,678,539	- -
Cash dividends	- -	(1,588,130)	- -		(1,588,130)
Acquisition of 21,010 shares of common stock	(65,761)	(288,725)	- -		(354,486)
Exercise of stock options	91,315	204,382	- -		295,697
Balance, December 31, 2003	$ 10,367,280	$ 18,082,684	$ 12,821		$ 28,462,785

See Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. and subsidiaries (the Corporation) grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of Consolidation

The consolidated financial statements include the accounts of Fauquier Bankshares, Inc. and its wholly-owned subsidiary, The Fauquier Bank (the Bank), of which Fauquier Bank Services, Inc. is its sole subsidiary. In consolidation, significant intercompany accounts and transactions have been eliminated.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. The investment in these securities is recorded at cost.

Loans

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and residential mortgage loans. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Corporation's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3 - 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 – 5 years. Depreciation and amortization are recorded on the accelerated and straight-line methods.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Defined Benefit Plan

The Corporation has a pension plan for its employees. Benefits are generally based upon years of service and the employees' compensation. The Corporation funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury method.

Stock-Based Compensation

At December 31, 2003, the Corporation has a stock-based compensation plan. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation.

	December 31,		
	2003	2002	2001
Net income , as reported	$ 4,335,850	$ 3,929,816	$ 3,515,434
Deduct: total stock-based employee compensation expense determined based on the fair value method of awards, net of tax	(139,702)	(296,042)	(238,520)
Pro forma net income	$ 4,196,148	$ 3,633,774	$ 3,276,914
Earnings per share:			
Basic - as reported	$ 1.31	$ 1.18	$ 1.03
Basic - pro forma	$ 1.26	$ 1.10	$ 0.96
Diluted - as reported	$ 1.24	$ 1.14	$ 1.01
Diluted - pro forma	$ 1.20	$ 1.05	$ 0.94

Wealth Management Services Division

Securities and other property held by the Wealth Management Services Division in a fiduciary or agency capacity are not assets of the Corporation and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the loan balance or fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Advertising

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Advertising expenses of $183,304, $356,830 and $262,886 were incurred in 2003, 2002 and 2001, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the Statement were effective December 31, 2002. Management currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board ("APB") Opinion 25 and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on the Corporation's consolidated financial position or consolidated results of operations. The Statement does amend existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented herein.

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect the Corporation, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either the Corporation's consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a corporation's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development and trust preferred securities structures. The implementation of FIN 46 did not have a significant impact on either the Corporation's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Corporation's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and is not expected to have an impact on the Corporation's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Corporation's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. The Corporation has included the required disclosures in their consolidated financial statements.

In December 2003, the FASB issued a revised version of SFAS No. 132, *"Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106."* This Statement revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, No. 88, and No. 106. This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, which it replaces. However, it requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The disclosures for earlier annual periods presented for comparative purposes are required to be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. The Corporation has included the required disclosures in its consolidated financial statements.

Note 2. Securities

The amortized cost of securities available for sale, with unrealized gains and losses follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 46,592,397	$ 254,827	$ (208,599)	$ 46,638,625
Obligations of states and political subdivisions	1,164,580	72,001	- -	1,236,581
Corporate bonds	3,000,000	- -	(71,200)	2,928,800
Restricted investments:				
Federal Home Loan Bank stock	1,000,000	- -	- -	1,000,000
Federal Reserve Bank stock	72,000	- -	- -	72,000
Community Bankers' Bank stock	50,000	- -	- -	50,000
FHLMC Preferred stock	487,500	- -	(27,500)	460,000
	$ 52,366,477	$ 326,828	$ (307,299)	$ 52,386,006

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$ 58,108,435	$ 852,327	$ (3,999)	$ 58,956,763
Obligations of states and political subdivisions	1,648,749	71,974	--	1,720,723
Corporate bonds	4,259,676	101,505	--	4,361,181
Mutual Funds	5,066,023	1,043		5,067,066
Restricted investments:				
Federal Home Loan Bank stock	1,028,900	--	--	1,028,900
Federal Reserve Bank stock	72,000	--	--	72,000
Community Bankers' Bank stock	50,000	--	--	50,000
FHLMC Preferred stock	487,500	--	(7,500)	480,000
	$ 70,721,283	$ 1,026,849	$ (11,499)	$ 71,736,633

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	2003	
	Amortized Cost	Fair Value
Due in one year or less	$ 203,606	$ 204,857
Due after one year through five years	17,235,320	17,212,202
Due after five years through ten years	4,331,907	4,326,217
Due after ten years	28,986,144	29,060,730
Equity securities	1,609,500	1,582,000
	$ 52,366,477	$ 52,386,006

For the years ended December 31, 2003 and 2002, proceeds from sales of securities available for sale amounted to $15,441,768 and $1,033,650, respectively. Gross realized gains amounted to $288,333 and $33,914. Gross realized losses were $40,093 in 2003, and there were no gross realized losses in 2002. The tax expense applicable to this net realized gain amounted to $84,402 and $11,531. There were no sales of securities available for sale for the year ended December 31, 2001.

The following table shows the Corporation investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	**Fair Value**	**Unrealized (Losses)**	**Fair Value**	**Unrealized (Losses)**	**Fair Value**	**Unrealized (Losses)**
Obligations of U.S. government corporations and agencies	$ 22,829,608	$ (208,599)	$ --	$ --	$ 22,829,608	$ (208,599)
Corporate bonds	2,928,800	(71,200)	--	--	2,928,800	(71,200)
Subtotal, debt securities	25,758,408	(279,799)	--	--	25,758,408	(279,799)
Preferred stock	487,500	(27,500)	--	--	487,500	(27,500)
Total temporarily impaired securities	$ 26,245,908	$ (307,299)	$ --	$ --	$ 26,245,908	$ (307,299)

The nature of the securities which are temporarily impaired can be segmented into three groups. The first group consists of four Federal Home Loan Bank securities totaling $10.9 million with a temporary loss of $75,000. Within this group, one bond totaling $2.0 million has a remaining maturity of approximately 36 months, and the remaining three bonds totaling $8.9 million have remaining maturities of approximately 66 months. All bonds within this group have Aaa/AAA ratings from Moody's and Standard & Poors. The Corporation has the ability to hold these bonds to their maturity.

The second group consists of six Federal agency mortgage-backed securities totaling $11.9 million with a temporary loss of $133,599. The securities within this group have estimated maturity dates ranging from four months to 37 months, and return principal on a monthly basis representing the repayment and prepayment of the underlying mortgages. The Corporation has the ability to hold these bonds to their maturity.

The third group consists of two corporate bonds, both rated A2 by Moody's, totaling $2.9 million with a temporary loss of $71,200. Both bonds have remaining maturities of approximately 29 years, but can be called at par at their respective five year anniversary. If not called, both bonds reprice every three months at a fixed index above LIBOR. The Corporation has the ability to hold these bonds to their maturity.

The final security is preferred stock with Freddie Mac totaling $487,500 with a temporary loss of $27,500. The Corporation has the ability to hold this stock.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $10,635,147 and $7,023,657 at December 31, 2003 and 2002, respectively.

Note 3. Loans

A summary of the balances of loans follows:

	December 31, 2003	December 31, 2002
	(Dollars in Thousands)	
Mortgage loans on real estate:		
Construction	$ 21,243	$ 10,685
Secured by farmland	1,329	2,416
Secured by 1 to 4 family residential	119,116	76,646
Other real estate loans	81,884	62,030
Commercial and industrial loans (except those secured by real estate)	21,070	20,386
Consumer installment loans	41,429	35,397
All other loans	13,033	9,186
Total loans	299,104	216,746
Less: Unearned income	217	138
Allowance for loan losses	3,575	2,910
Net loans	$ 295,312	$ 213,698

Note 4. Allowance for Loan Losses

Analysis of the allowance for loan losses follows:

	2003	2002	2001
Balance at beginning of year	$ 2,909,607	$ 2,856,743	$ 2,554,033
Provision charged to operating expense	784,000	346,250	350,000
Recoveries added to the allowance	160,089	47,918	230,310
Loan losses charged to the allowance	(278,694)	(341,304)	(277,600)
Balance at end of year	$ 3,575,002	$ 2,909,607	$ 2,856,743

Information about impaired loans is as follows:

	2003	2002
Impaired loans for which an allowance has been provided	$ 685,712	$ 686,113
Impaired loans for which no allowance has been provided	23,438	--
Total impaired loans	$ 709,150	$ 686,113
Allowance provided for impaired loans, included in the allowance for loan losses	$ 50,000	$ 102,000

	2003	2002	2001
Average balance in impaired loans	$ 749,583	$ 855,926	$ 843,586
Interest income recognized	$ --	$ --	$ --

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from the above impaired loan disclosure under FASB 114 amounted to $258,373, $163,406 and $136,134 at December 31, 2003, 2002 and 2001, respectively. If interest on these loans had been accrued, such income would have approximated $7,128, $6,938 and $4,066 for 2003, 2002 and 2001, respectively.

Note 5. Related Party Transactions

In the ordinary course of business, the Corporation has granted loans to executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders, which amounted to $5,227,922 at December 31, 2003 and $2,217,571 at December 31, 2002. During 2003, total principal additions were $5,254,338 and total principal payments were $2,243,987.

Note 6. Bank Premises and Equipment, Net

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2003	2002
Land	$ 2,104,960	$ 864,667
Buildings and improvements	6,563,299	6,397,628
Furniture and equipment	8,545,969	8,037,305
Leasehold improvements	287,463	281,363
Construction in progress	327,556	101,940
	17,829,247	15,682,903
Less accumulated depreciation and amortization	9,953,823	9,214,698
	$ 7,875,424	$ 6,468,205

Depreciation and amortization charged to operations totaled $1,047,748, $941,787 and $747,886 in 2003, 2002 and 2001, respectively.

Note 7. Deposits

The aggregate amount of time deposits, in denominations of $100,000 or more at December 31, 2003 and 2002 was $30,129,576 and $23,025,164, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 45,614,391
2005	17,928,297
2006	2,769,324
2007	3,870,847
2008	9,054,052
	$ 79,236,911

Overdraft demand deposits totaling $3,954,518 and $1,574,580 were reclassified to loans at December 31, 2003 and 2002, respectively.

Note 8. Employee Benefit Plans

The following tables provide a reconciliation of the changes in the defined benefit plan's obligations and fair value of assets over the three-year period ending December 31, 2003, computed as of October 1st of each respective year:

	2003	2002	2001
Change in Benefit Obligation			
Benefit obligation, beginning	$ 5,177,305	$ 4,036,939	$ 3,736,910
Service cost	371,747	270,440	215,762
Interest cost	360,435	300,755	278,253
Actuarial (gain) loss	481,228	714,662	(115,194)
Benefits paid	(115,695)	(145,491)	(78,792)
Benefit obligation, ending	$ 6,275,020	$ 5,177,305	$ 4,036,939
Change in Plan Assets			
Fair value of plan assets, beginning	$ 3,684,823	$ 3,774,469	$ 4,470,263
Actual return on plan assets	887,791	(379,381)	(914,910)
Employer contributions	402,810	435,226	297,908
Benefits paid	(115,695)	(145,491)	(78,792)
Fair value of plan assets, ending	$ 4,859,729	$ 3,684,823	$ 3,774,469
Funded status	$ (1,417,481)	$ (1,492,482)	$ (262,470)
Unrecognized net actuarial loss	1,335,922	1,483,542	65,173
Unrecognized net obligation at transition	(151,824)	(170,803)	(189,782)
Unrecognized prior service cost	62,137	69,903	77,669
Accrued benefit cost included in other liabilities	$ (171,246)	$ (109,840)	$ (309,410)

The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Components of Net Periodic Benefit Cost			
Service cost	$ 371,747	$ 270,440	$ 215,762
Interest cost	360,435	300,755	278,253
Expected return on plan assets	(309,775)	(324,326)	(399,914)
Amortization of prior service cost	7,766	7,766	7,766
Amortization of net obligation at transition	(18,979)	(18,979)	(18,979)
Recognized net actuarial (gain) loss	50,832	- -	(36,181)
Net periodic benefit cost	$ 462,026	$ 235,656	$ 46,707

The assumptions used in the measurement of the Corporation's benefit obligation and net periodic benefit cost are shown in the following table:

	2003	2002	2001
Weighted-Average Assumptions as of December 31			
Discount rate	6.5%	7.0%	7.5%
Expected return on plan assets	8.5%	9.0%	9.0%
Rate of compensation increase	5.0%	5.0%	5.0%

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed especially with respect to real rates of return (net of inflation) – for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from the plan assets (to the extent such expenses are not explicitly estimated within periodic costs).

The Corporation pension plan's weighted-average asset allocation at September 30, 2003 and 2002, by asset category are as follows:

	2003	2002
Asset Category as of September 30		
Mutual Funds - Fixed Income	20.0%	25.0%
Mutual Funds - Equity	80.0%	75.0%
Total	100.0%	100.0%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 25% fixed income and 75% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and the funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The accumulated benefit obligation for the deferred benefit pension plan was $3,989,306, $3,258,355, and $2,578,647 at September 30, 2003, 2002, and 2001, respectively.

The Corporation expects to contribute $68,000 to its pension plan in 2004.

The Corporation has a defined contribution retirement plan under Code Section 401(k) of the Internal Revenue Service covering employees who have completed 6 months of service and who are at least 18 years of age. Under the plan, a participant may contribute an amount up to 15% of their covered compensation for the year, subject to certain limitations. The Corporation may also make, but is not required to make, a discretionary matching contribution. The amount of this matching contribution, if any, is determined on an annual basis by the Board of Directors. The Corporation made contributions to the plan for the years ended December 31, 2003, 2002 and 2001 of $109,130, $101,265 and $74,880, respectively.

The Corporation has a nonqualified deferred compensation program for a key employee's retirement, in which the contribution expensed is solely funded by the Corporation. The retirement benefit to be provided is fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $159,991, $26,050, and $25,596 for the years ended December 31, 2003, 2002 and 2001, respectively.

Concurrent with the establishment of the deferred compensation plan, the Corporation purchased life insurance policies on this employee with the Corporation named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation plan. The Corporation has recorded in other assets $876,801 and $843,799 representing cash surrender value of these policies for the years ended December 31, 2003 and 2002, respectively.

Note 9. Commitments and Contingent Liabilities

The Fauquier Bank has entered into three long-term banking facility leases. The first lease was entered into on January 31, 1999. The lease provides for an original five-year term with a renewal option for additional periods of five years on the Bank's Sudley Road, Manassas branch. The Bank renewed the lease January 31, 2004. Rent for 2004 is expected to be $56,228.

The second lease for a branch office in Old Town Manassas was entered into on April 10, 2001. The lease provides for an original ten-year term with the right to renew for two additional ten-year periods beginning on June 1, 2001. Annual rent is $37,400 for the first five years and $40,700 annually commencing with the sixth year.

The third lease is for the accounting and finance department facility and was entered into on June 25, 2002. The lease has a term of five years beginning on August 1, 2002. Rent for the first year is $29,890 with annual increases on the anniversary date based on the CPI, with a minimum increase of 3%. Rent for 2004 is expected to be $31,259.

Total rent expense was $128,627, $105,072 and $73,076 for 2003, 2002 and 2001, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease requirements required under the long-term noncancellable lease agreements:

2004	$ 124,887
2005	127,301
2006	131,415
2007	118,262
2008	103,016
Thereafter	103,697
Total	$ 708,578

As members of the Federal Reserve System, the Corporation's subsidiary bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2003 and 2002, the aggregate amounts of daily average required balances were approximately $8,036,000 and $12,416,000, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. The Corporation does not anticipate losses as a result of these transactions.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

Note 10. Income Taxes

The components of the net deferred tax assets included in other assets are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 1,081,674	$ 855,440
Accrued pension obligation	57,479	38,090
Interest on nonaccrual loans	86,837	59,282
Accrued vacation	68,027	58,582
SERP obligation	74,413	20,101
	1,368,430	1,031,495
Deferred tax liabilities:		
Securities available for sale	6,708	345,219
Other	702	463
Accumulated depreciation	222,608	175,402
	230,018	521,084
Net deferred tax assets	$ 1,138,412	$ 510,411

Allocation of federal income taxes between current and deferred portions is as follows:

	Year Ended December 31,		
	2003	2002	2001
Current tax expense	$ 2,110,799	$ 1,864,972	$ 1,673,861
Deferred tax (benefit)	(289,490)	(123,229)	(77,080)
	$ 1,821,309	$ 1,741,743	$ 1,596,781

The reasons for the difference between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2003	2002	2001
Computed "expected" tax expense	$ 2,093,434	$ 1,928,330	$ 1,738,153
Decrease in income taxes resulting from:			
Tax-exempt interest income	(238,734)	(141,582)	(135,625)
Other	(33,391)	(45,005)	(5,747)
	$ 1,821,309	$ 1,741,743	$ 1,596,781

Note 11. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders. Weighted average number of shares for all periods reported has been restated to give effect to the 100% stock dividend in May 2002.

	2003		2002		2001	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,308,124	$ 1.31	3,312,084	$ 1.18	3,406,866	$ 1.03
Effect of dilutive securities, stock options	172,464		148,044		66,830	
Diluted earnings per share	3,480,588	$ 1.24	3,460,128	$ 1.14	3,473,696	$ 1.01

Note 12. Stock Option Plans

Omnibus Stock Ownership and Long-Term Incentive Plan

In 1998, the Corporation adopted an incentive stock option plan under which options may be granted to certain key employees for purchase of the Corporation's stock. The effective date of the plan was April 21, 1998 with a ten-year term. The plan reserves for issuance 400,000 shares of the Corporation's common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however, for those individuals who own more than 10% of the stock of the Corporation, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and generally require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant. The plan was amended and restated effective January 1, 2000, to include non-employee directors and added an additional 180,000 shares to be available to directors. The plan provides for an annual issuance to non-employee directors at the discretion of the Compensation and Benefits Committee. Options that are not exercisable at the time a director's services on the Board terminates for reason other than death, disability or retirement in accordance with the Corporation's policy will be forfeited.

Director Compensation Plans

The Corporation maintains Nonemployee Director Stock Option Plans. Under the plan expiring in 1999, each director that was not an employee of the Corporation or its subsidiary received an option grant covering 2,240 shares of Corporation common stock on April 1 of each year during the five-year term of the plan. The first grant under the plan was made on May 1, 1995. The exercise price of awards was fixed at the fair market value of the shares on the date the option was granted. During the term of the plan, a total of 120,960 options for shares of common stock were granted. Effective January 1, 2000, the Omnibus Stock Ownership and Long-Term Incentive Plan for employees was amended and restated to include non-employee directors.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,	
	2002	2001
Dividend yield	2.84%	2.76%
Expected life	10 years	10 years
Expected volatility	30.82%	18.32%
Risk-free interest rate	5.54%	5.11%

The Corporation did not grant options in 2003.

A summary of the status of the Omnibus Stock Ownership and Long-Term Incentive Plan and Director Compensation Plan is presented below:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	367,556	$ 8.78	342,224	$ 8.22	259,632	$ 9.23
Granted	- -	- -	52,130	12.85	84,592	8.07
Exercised	(29,174)	7.93	(26,798)	9.23	(2,000)	4.38
Outstanding at December 31	338,382	$ 8.85	367,556	$ 8.78	342,224	$ 8.22
Exercisable at end of year	255,606		233,778		190,562	
Weighted-average fair value per option of options granted during the year	- -		$ 6.28		$ 3.11	

The status of the options outstanding as of December 31, 2003 for the Omnibus Stock Ownership and Long-Term Incentive and Director Compensation Plans is as follows:

	Options Outstanding		Options Exercisable	
Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1.33 years	11,200	$ 4.38	11,200	$ 4.38
2.25 years	18,920	5.06	18,920	5.06
3.25 years	20,160	6.25	20,160	6.25
4.25 years	22,400	10.00	22,400	10.00
4.66 years	9,146	10.50	9,146	10.50
5.25 years	24,140	9.75	24,140	9.75
5.66 years	28,194	9.50	28,194	9.50
6.60 years	67,500	8.13	67,500	8.13
7.88 years	84,592	8.07	28,214	8.07
8.08 years	26,398	12.70	- -	- -
8.08 years	25,732	13.00	25,732	13.00
	338,382	$ 8.85	255,606	$ 8.62

The Corporation also maintains a Director Deferred Compensation Plan (the "Deferred Compensation Plan"). This plan provides that any non-employee director of the Corporation or the Bank may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts deferred under the Deferred Compensation Plan held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Corporation's common stock at the fair market value on the date of deferral. The value of a stock account will increase and decrease based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Corporation's common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments.

Note 13. Federal Home Loan Bank Advances and Other Borrowings

The Corporation's fixed-rate debt of $20,000,000 at December 31, 2003 matures through 2008. At December 31, 2003 and 2002, the interest rates ranged from 1.32 percent to 4.89 percent and from 4.51 percent to 4.89 percent, respectively. At December 31, 2003 and 2002, the weighted average interest rates were 3.81 percent and 4.64 percent, respectively.

Advances on the line are secured by all of the Corporation's first lien loans on one-to-four unit single-family dwellings. As of December 31, 2003, the book value of these loans totaled approximately $110,442,867. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta (FHLB) with a borrowing limit of approximately $60.4 million at December 31, 2003 to provide additional sources of liquidity, as well as available federal funds purchased lines of credit with various commercial banks totaling $33.1 million. At December 31, 2003, $20.0 million of the FHLB line of credit and $2.0 million of federal funds purchased lines of credit were in use.

The contractual maturities of FHLB advances are as follows:

	December 31, 2003
Due in 2004	$ 5,000,000
Due in 2006	10,000,000
Due in 2008	5,000,000
	$ 20,000,000

Note 14. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2003, the aggregate amount of unrestricted funds, which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $5,654,292.

Note 15. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 70,158,000	$ 42,101,000
Standby letters of credit	6,192,000	5,010,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances

The fair values of the Corporation's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2003 and 2002, the fair value of loan commitments and standby letters of credit were deemed immaterial.

The estimated fair values of the Corporation's financial instruments are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Thousands)		(Thousands)	
Financial assets:				
Cash and short-term investments	$ 11,950	$ 11,950	$ 20,037	$ 20,037
Federal funds sold	- -	- -	4,900	4,900
Securities	52,386	52,386	71,737	71,737
Loans, net	295,312	293,470	213,698	215,396
Accrued interest receivable	1,233	1,233	1,240	1,240
Financial liabilities:				
Deposits	$ 321,129	$ 271,663	$ 273,668	$ 273,631
FHLB advances	20,000	20,413	15,000	16,354
Federal funds purchased	2,000	2,000	- -	- -
Company obligated manditorily redeemable capital securities	4,000	3,023	4,000	4,006
Accrued interest payable	394	394	417	417

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 17. Other Operating Expenses

The principal components of "Other operating expenses" in the Consolidated Statements of Income are:

	2003	2002	2001
Advertising and business development	$ 237,600	$ 418,305	$ 398,694
Bank card	545,313	464,477	426,738
Data processing	887,627	859,522	719,820
Postage and supplies	366,245	387,825	385,291
Professional and consulting fees	564,014	717,899	700,086
Other (no items exceed 1% of total revenue)	2,085,959	1,783,751	1,429,901
	$ 4,686,758	$ 4,631,779	$ 4,060,530

Note 18. Concentration Risk

The Corporation maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is $573,141 at December 31, 2003.

Note 19. Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Subsidiary's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 35,850	12.8%	$ 22,474	8.0%	N/A	N/A
The Fauquier Bank	$ 35,738	12.7%	$ 22,468	8.0%	$ 28,085	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 32,339	11.5%	$ 11,237	4.0%	N/A	N/A
The Fauquier Bank	$ 32,227	11.5%	$ 11,234	4.0%	$ 16,851	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 32,339	8.6%	$ 15,072	4.0%	N/A	N/A
The Fauquier Bank	$ 32,227	8.6%	$ 15,071	4.0%	$ 18,839	5.0%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 32,254	15.5%	$ 16,639	8.0%	N/A	N/A
The Fauquier Bank	$ 32,182	15.5%	$ 16,630	8.0%	$ 20,788	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 29,652	14.3%	$ 8,319	4.0%	N/A	N/A
The Fauquier Bank	$ 29,580	14.2%	$ 8,315	4.0%	$ 12,473	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 29,652	9.4%	$ 12,684	4.0%	N/A	N/A
The Fauquier Bank	$ 29,580	9.3%	$ 12,680	4.0%	$ 15,851	5.0%

Note 20. Company-Obligated Mandatorily Redeemable Capital Securities

On March 11, 2002, Fauquier Statutory Trust I, a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable Capital Securities. On March 26, 2002, $4 million of trust preferred securities were issued through a pooled underwriting totaling approximately $564 million. The securities have a LIBOR-indexed floating rate of interest. During 2003, the interest rates ranged from 4.61% to 5.00%. At December 31, 2003 the weighted-average interest rate was 4.87%. The securities have a mandatory redemption date of March 26, 2032, and are subject to varying call provisions beginning March 27, 2007. The principal asset of the Trust is $4.1 million of the Corporation's junior subordinate debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Corporation with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the Capital Securities.

Subject to certain exception and limitations, the Corporation may elect from time to time to defer interest payment on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 21. Parent Corporation Only Financial Statements

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Balance Sheets
December 31, 2003 and 2002

	December 31,	
Assets	**2003**	**2002**
Cash on deposit with subsidiary bank	$ 295,608	$ 246,995
Investment in subsidiaries, at cost, plus equity in undistributed net income	32,391,802	30,373,777
Dividend receivable	430,590	363,447
Other assets	155,247	122,947
	$ 33,273,247	$ 31,107,166
Liabilities and Shareholders' Equity		
Liabilities		
Company-obligated mandatorily redeemable capital securities	4,124,000	$ 4,124,000
Dividend payable	430,590	363,447
Other liabilities	255,872	188,554
	4,810,462	4,676,001
Shareholders' Equity		
Common stock	10,367,280	10,341,726
Retained earnings, which are substantially distributed earnings of subsidiaries	18,082,684	15,419,307
Accumulated other comprehensive income	12,821	670,132
	28,462,785	26,431,165
Total liabilities and shareholders' equity	$ 33,273,247	$ 31,107,166

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Statements of Income
For Each of the Three Years in the Period Ended December 31, 2003

	2003	2002	2001
Revenue,			
dividends from subsidiaries	$ 1,888,130	$ 2,277,687	$ 2,530,732
Expenses			
Interest expense	194,897	170,379	- -
Legal and professional fees	46,129	101,073	28,624
Directors' fees	30,544	53,010	52,432
Miscellaneous	73,303	76,889	35,963
Total expenses	344,873	401,351	117,019
Income before income tax benefit and equity in undistributed net income of subsidiaries	1,543,257	1,876,336	2,413,713
Income tax (benefit)	(117,257)	(136,459)	(39,786)
Income before equity in undistributed net income of subsidiaries	1,660,514	2,012,795	2,453,499
Equity in undistributed net income of subsidiaries	2,675,336	1,917,021	1,061,935
Net income	$ 4,335,850	$ 3,929,816	$ 3,515,434

FAUQUIER BANKSHARES, INC.
(Parent Corporation Only)

Statements of Cash Flows
For Each of the Three Years in the Period Ended December 31, 2003

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 4,335,850	$ 3,929,816	$ 3,515,434
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(2,675,336)	(1,917,021)	(1,061,935)
(Increase) in undistributed dividends receivable from subsidiaries	(67,143)	(45,091)	(27,284)
Tax benefit of nonqualified options exercised	(64,307)	(17,114)	- -
(Increase) decrease in other assets	32,007	254,822	(377,769)
Increase (decrease) in other liabilities	67,318	19,372	43,465
Net cash provided by operating activities	1,628,389	2,224,784	2,091,911
Cash Flows from Financing Activities			
Proceeds from issuance of capital securities	- -	4,124,000	- -
Contribution of capital to subsidiaries	- -	(4,124,000)	- -
Cash dividends paid	(1,520,987)	(1,310,949)	(1,194,739)
Issuance of common stock	295,697	307,520	28,309
Acquisition of common stock	(354,486)	(1,050,524)	(895,941)
Net cash (used in) financing activities	(1,579,776)	(2,053,953)	(2,062,371)
Increase in cash and cash equivalents	48,613	170,831	29,540
Cash and Cash Equivalents			
Beginning	246,995	76,164	46,624
Ending	$ 295,608	$ 246,995	$ 76,164

Executive Offices
10 Courthouse Square
PO Box 561
Warrenton, Va. 20188
www.fauquierbank.com

Annual Meeting
The 2004 Annual Meeting of Shareholders will be held at 11:00 a.m. on May 18, 2004 at The Fauquier Springs Country Club.

Stock Listing
Common shares of Fauquier Bankshares, Inc. are traded on the NASDAQ SmallCap Market under the symbol **FBSS.**

Quarterly Common Stock Prices and Dividends
The high and low price of The Fauquier Bankshares common stock for each quarter of 2002 and 2003 and the dividends paid per share are shown below.

	Market Price		
Quarter Ended	High	Low	Dividends Paid
2002			
March 31	13.50	12.06	.10
June 30	16.35	13.25	.10
Sept 30	15.10	13.91	.10
Dec 31	16.90	14.42	.11
2003			
March 31	17.49	14.35	.11
June 30	17.53	15.50	.12
Sept 30	18.52	17.16	.12
Dec 31	22.95	18.20	.13

Investor Information
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, egraap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

Corporate Publications
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

Stock Transfer Agent
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

American Stock Transfer & Trust Company
549 Maiden Lane
New York, New York 10038
info@amstock.com www.amstock.com
1-800-937-5499

Local Fauquier Bank Contact:
Toy L. Pearson, Assistant Vice President
TFB Wealth Management Services
10 Courthouse Square
Warrenton, Virginia 20186
540-349-0234

The Fauquier Bank

Banking and Wealth Management Services

10 Courthouse Square
Warrenton, Virginia 20186